Exhibit 99.1

FORM OF INSTRUCTIONS

FOR USE OF

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

RIGHTS CERTIFICATES

CONSULT THE INFORMATION AGENT,

YOUR BANK OR BROKER AS TO ANY

QUESTIONS

The following instructions relate to a rights offering (the “rights offering”) by Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), to the holders of record of its common stock, par value $0.01 per share (the “common stock”), as described in the Company’s Prospectus dated [●], 2021 (as it may be amended or supplemented, the “Prospectus”). Holders of common stock (each, a “holder” and collectively, the “holders”) as of 5:00 p.m., New York City time, on June 1, 2021 (the “record date”) are receiving non-transferable subscription rights (the “rights”) to purchase up to $30 million in aggregate principal amount of the Company’s 7% senior subordinated convertible notes due 2031 (the “Notes”). Each holder will receive one (1) right for every eight (8) shares of common stock owned of record as of the record date.

The rights will expire, if not exercised, by 5:00 p.m. New York City time on [●], 2021 (the “expiration date”), unless extended by the Company. After the expiration date, unexercised rights will be null and void. The Company will not be obligated to honor any purported exercise of rights received by Computershare Trust Company, N.A. (the “subscription agent”) after 5:00 p.m. New York City time on the expiration date, regardless of when the documents relating to such exercise were sent. If the Company’s board of directors extends the rights offering, the Company will issue a press release notifying stockholders of the extension of the expiration date as promptly as practical, but in no event later than 9:00 a.m. New York City time on the next business day following the most recently announced expiration date. The rights are evidenced by rights certificates (the “rights certificates”). Each right allows the holder thereof to subscribe for $25.00 principal amount of Notes (the “basic subscription privilege”).

Fractional rights will not be issued. Fractional rights will be rounded down to the nearest whole number of $25.00, with such adjustments as may be necessary to ensure that the Company offers $30 million in aggregate principal amount of Notes in the rights offering. As an example, if you owned 1,000 shares of common stock as of the record date, you would receive 125 rights pursuant to your basic subscription privilege, and you would have the right to purchase up to $3,125.00 aggregate principal amount of Notes in the rights offering pursuant to the subscription price.

In addition, rights holders who fully exercise their basic subscription privilege will be entitled to subscribe for additional Notes that remain unsubscribed as a result of any unexercised basic subscription privileges (the “over-subscription privilege”). The over -subscription privilege allows a rights holder to subscribe for additional Notes at the subscription price per Note on a pro rata basis if any Notes are not purchased by other holders of rights under their basic subscription privileges as of the expiration date. “Pro rata” means in proportion to your relative Common Stock ownership.

You may exercise your over-subscription privilege only if you have exercised your basic subscription privilege in full and other holders of rights do not exercise their basic subscription privileges in full. If there are not enough Notes to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining Notes pro rata, after eliminating all fractional Notes, among those over-subscribing rights holders. For purposes of determining if you have fully exercised your basic subscription privilege, the Company will consider only the basic subscription privilege held by you in the same capacity. See “Description of Subscription Rights” in the Prospectus.

The number of rights to which you are entitled is printed on the face of your rights certificate. You should indicate your wishes with regard to the exercise of your rights by completing the appropriate portions of your rights certificate and returning the certificate to the subscription agent pursuant to the procedures described in the Prospectus.

YOUR RIGHTS CERTIFICATE AND SUBSCRIPTION PRICE PAYMENT, BY PERSONAL CHECK DRAWN UPON A UNITED STATES BANK, MUST BE ACTUALLY RECEIVED BY THE SUBSCRIPTION AGENT ON OR BEFORE 5:00 P.M. NEW YORK CITY TIME, ON THE EXPIRATION DATE. ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND THE OVER-SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT VALUE.

1. Method of Subscription—Exercise of Rights.

To exercise rights, complete your rights certificate and send the properly completed and executed rights certificate evidencing such rights, with any signatures required to be guaranteed so guaranteed, together with payment in full of the subscription price for the Notes subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the subscription agent so that it will be actually received by the subscription agent on or prior to 5:00 p.m. New York City time on the expiration date. The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other rights holders until the Company issues your Notes upon completion of the rights offering, and after all pro rata allocations and adjustments have been completed and upon payment of the subscription price for such Notes. All payment of the subscription price must be made in United States dollars for the full number of Notes for which you are subscribing by personal check drawn upon a United States bank payable to Computershare Trust Company, N.A., as subscription agent. Please reference your rights certificate number on your check. Payments will be deemed to have been received by the subscription agent only upon receipt by the subscription agent of a personal check drawn upon a United States bank.

The rights certificate and payment of the subscription price must be delivered to the subscription agent by one of the methods described below:

By Mail:

Computershare

c/o Corporate Actions Voluntary Offer; COY: WHLR

P.O. Box 43011

Providence, RI 02940-3011

By Overnight Courier:

Computershare

c/o Corporate Actions Voluntary Offer; COY: WHLR

150 Royall Street, Suite V

Canton, MA 02021

Telephone Number for Confirmation:

Within USA, US territories & Canada: (800) 546-5141

Outside USA, US territories & Canada: (781) 575-2765

Delivery to any address or by a method other than those set forth above will not constitute valid delivery.

If you have any questions, require assistance regarding the method of exercising rights or require additional copies of relevant documents, please contact the information agent, Equiniti (US) Services LLC at:

(516) 220-8356 (brokers)

(833) 503-4130 (stockholders)

When making arrangements with your bank or broker for the delivery of funds on your behalf, you may also request such bank or broker to exercise the rights certificate on your behalf.

Banks, brokers, and other nominee holders of rights who exercise the basic subscription privilege and the over-subscription privilege on behalf of beneficial owners of rights will be required to certify to the subscription agent and the Company, in connection with the exercise of the over-subscription privilege, as to the aggregate number of rights that have been exercised and the amount of Notes that are being subscribed for pursuant to the over-subscription privilege, by each beneficial owner of rights (including such nominee itself) on whose behalf such nominee holder is acting. If there are not enough Notes to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining Notes pro rata, after eliminating all fractional Notes, among those over-subscribing rights holders. “Pro rata” means in proportion to your relative Common Stock ownership.

If the aggregate subscription price paid by you is insufficient to purchase the amount of Notes subscribed for, or if no amount of Notes to be purchased is specified, then you will be deemed to have exercised your rights under the basic subscription privilege to purchase Notes to the full extent of the payment tendered.

If the aggregate subscription price paid by you exceeds the amount necessary to purchase the amount of Notes for which you have indicated an intention to subscribe, then the remaining amount will be returned to you by mail, without interest or deduction, promptly after the expiration date and after all pro rata allocations and adjustments contemplated by the terms of the rights offering have been effected.

2. Issuance of Notes.

Promptly following the expiration of the rights offering, and the valid exercise of rights pursuant to the basic subscription privilege and over-subscription privilege, and after all pro rata allocations and adjustments contemplated by the terms of the rights offering have been effected, the following deliveries and payments will be made to the address shown on the face of your rights certificate, or, if you hold your shares in book-entry form, such deliveries and payments will be in the form of a credit to your account, unless you provide instructions to the contrary in your rights certificate:

a.	Basic Subscription Privilege: The subscription agent will deliver to each exercising rights holder the amount of Notes purchased pursuant to the basic subscription privilege. See “Description of Subscription Rights” in the Prospectus.

b.	Over-Subscription Privilege: The subscription agent will deliver to each rights holder who validly exercises the over-subscription privilege the amount of Notes, if any, allocated to such rights holder pursuant to the over-subscription privilege (and after all pro rata allocations and adjustments have been completed with respect to the over-subscription privilege and taking into account the guaranteed delivery period). See “Description of Subscription Rights” in the Prospectus.

c.	Excess Cash Payments: The subscription agent will mail to each rights holder who exercises the over-subscription privilege any excess amount, without interest or deduction, received in payment of the subscription price for Notes that are subscribed for by such rights holder but not allocated to such rights holder pursuant to the over-subscription privilege. See “Description of Subscription Rights” in the Prospectus.

3. Transfer or Sale of Rights.

The rights are non-transferable and will not be publicly traded on a stock exchange. As a result, you will not be able to transfer or sell your rights if you do not want to purchase any Notes.

4. Fees and Expenses

The Company will pay all customary fees and expenses of the subscription agent related to it acting in such role in connection with the rights offering. The Company has also agreed to indemnify the subscription agent from certain liabilities that they may incur in connection with the rights offering.

5. Execution.

a.	Execution by Registered Holder. The signature on the rights certificate must correspond with the name of the registered holder exactly as it appears on the face of the rights certificate without any alteration, enlargement or change. Persons who sign the rights certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the subscription agent in its sole and absolute discretion, must present to the subscription agent satisfactory evidence of their authority so to act.

b.	Execution by Person Other than Registered Holder. If the rights certificate is executed by a person other than the holder named on the face of the rights certificate, proper evidence of authority of the person executing the rights certificate must accompany the same unless, for good cause, the subscription agent dispenses with proof of authority.

c.	Signature Guarantees. If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6. Method of Delivery to Subscription Agent.

The method of delivery of rights certificates and payment of the subscription price to the subscription agent will be at the election and risk of the rights holder, and it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the subscription agent and the clearance of payment prior to 5:00 p.m. New York City time on the expiration date.

7. Special Provisions Relating to the Delivery of Rights through the Depository Trust Company.

In the case of rights that are held of record through The Depository Trust Company (“DTC”) or are held in “street name” with DTC participants, exercises of the basic subscription privilege and of the over-subscription privilege may be effected by instructing DTC to transfer rights from the DTC account of such holder to the DTC account of the subscription agent, together with certification as to the aggregate number of rights exercised and the amount of Notes thereby subscribed for under the basic subscription privilege and the over-subscription privilege by each beneficial owner of rights on whose behalf such nominee is acting, and payment of the subscription price for the Notes subscribed for pursuant to the basic subscription privilege and the over-subscription privilege. See the Company’s “Letter to Stockholders Who Are Record Holders.”

8. Determinations Regarding the Exercise of Your Rights.

The Company will decide, in its sole discretion, all questions concerning the timeliness, validity, form, and eligibility of the exercise of your rights. Any such determinations by the Company will be final and binding. The Company, in its sole discretion, may waive, in any particular instance, any defect or irregularity or permit, in any particular instance, a defect or irregularity to be corrected within such time as the Company may determine. The Company will not be required to make uniform determinations in all cases. The Company may reject the exercise of any of your rights because of any defect or irregularity. The Company will not accept any exercise of rights until all irregularities have been waived by the Company or cured by you within such time as the Company decides, in its sole discretion.

Neither the Company nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of rights certificates, and the Company will not be liable for failure to notify you of any defect or irregularity. The Company reserves the right to reject your exercise of rights if it determines that your exercise is not in accordance with the terms of the rights offering, as set forth in the Prospectus and these Instructions, or in proper form. The Company will also not accept the exercise of your rights if the issuance of shares of Notes to you could be deemed unlawful under applicable law.

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